March 26, 2008


David Joire, Esq.
Willkie Farr & Gallagher LLP
1875 K Street, NW
Washington, DC  20006


      RE:	The Gabelli Global Multimedia Trust
      333-149414; 811-08476

Dear Mr. Joire:

	We have reviewed the registration statement on Form N-2 for The
Gabelli Global Multimedia Trust, filed with the Securities and
Exchange Commission on February 27, 2008. We have the following comments:

PROSPECTUS

Prospectus Summary

1. The registration statement pertains to a shelf offering for preferred stock but does not disclose the material terms of these securities. Please revise the disclosure to include the material terms of the subject securities.

2. Under the heading, "Investment Objective and Policies," the disclosure states that "[t]he Fund will invest at least 80% of the value of its assets in common stocks and other securities...of companies in the telecommunications, media, publishing, and entertainment industries." Please provide an asset and/or revenue test for issues deemed to be in these industries (i.e., 50% of its assets devoted to or 50% of its revenues derived from these industries).

3. Under the heading, "Use of Proceeds," please disclose how long it will take the Fund to invest the proceeds from the offering.

4. Under the heading, "Special Risks for Holders of Variable Rate Preferred Stock," the disclosure states that "[t]he Fund has entered into two interest rate swap transactions with respect to its outstanding Series C Auction Rate Preferred...The use of interest rate swaps and caps is a highly specialized activity that involves certain risks to the Fund including, among others, counterparty risk and early termination risk." Please provide additional information concerning the creditworthiness of the counterparties.

5. Under the heading "Repurchase of Common Stock," the disclosure states that "[t]he Board has authorized the Fund to repurchase up to
1,700,000 shares of its common stock on the open market when the shares are trading at a discount of 10% or more...from net asset value of the shares." Please make it clear whether the Fund will repurchase its common shares in the open market when the common shares are trading at a discount of 10% or whether the Fund reserves the freedom of action to repurchase its common shares.

Investment Objectives and Policies

6. The disclosure states that "[u]nder normal circumstances, the Fund will invest in securities of issuers located in at least three countries, which may include the United States." It later states that "[w]hile the Investment Adviser expects that a substantial portion of the Fund`s portfolio may be invested in the securities of domestic companies, a significant portion of the Fund`s portfolio may also be comprised of the securities of issuers headquartered outside the United States." Please revise the disclosure to clarify the Fund`s commitment to invest "globally."

Regulatory Matters

7. The disclosure states, "In February 2007, the Investment Adviser made an offer of settlement to the Staff for communication to the SEC for its consideration to resolve this matter. This offer of settlement is subject to final agreement regarding the specific language of the SEC`s administrative order and other settlement documents. Since these discussions are ongoing, the Investment Adviser cannot determine whether they will ultimately result in a settlement of this matter and, if so, what the terms of the settlement might be." Please update the disclosure as applicable and provide more specific information concerning the settlement offer.


STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

8. The first restrictions states that the Fund may not "[i]nvest
25%
or more of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry other than the telecommunications, media, publishing and entertainment industries." Please restate the restriction to make it clear that the Fund will invest 25% or more of its total assets in the telecommunications, media, publishing and entertainment industries.


GENERAL

9. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

10. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferable before filing the Fund`s final pre-effective amendment.

11. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.


TANDY LETTER

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, please furnish a letter acknowledging that
* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


			*		*		*		*
     If you have any questions about these comments, please call me at 202-551-6957.

								Sincerely,



								Laura E. Hatch
								Staff Accountant